SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

VanceInfo Technologies, Inc.

(Name of Issuer)

American Depositary Shares (ADS)

(Title of Class of Securities)

921564100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 921564100 13 G Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 921564100 13 G Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Aff IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 921564100 13 G Page 4 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 921564100 13 G Page 5 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 921564100 13 G Page 6 of 16

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 921564100 13 G Page 7 of 16

1	NAME OF REPORTING PERSON Dixon R. Doll (“Doll”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,956 shares, of which 6,671 shares are held by The Dixon and Carol Doll Family Trust (the “Trust”) and 285 shares held by The Birchwood Family Limited Partnership (the “BFLP”).
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 6,956 shares, of which 6,671 shares are held by The Dixon and Carol Doll Family Trust (the “Trust”) and 285 shares held by The Birchwood Family Limited Partnership (the “BFLP”).
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 921564100 13 G Page 8 of 16

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 921564100 13 G Page 9 of 16

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 921564100 13 G Page 10 of 16

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by DCM IV, L.P. (“DCM IV”), DCM Affiliates Fund IV, L.P. (“Aff IV”), DCM Investment Management IV, L.P. (“GP IV”), and DCM International IV, Ltd. (“UGP IV”), and K. David Chao (“Chao”), Dixon R. Doll (“Doll”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).

NAME OF ISSUER

VanceInfo Technologies, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Aff IV”), DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), and DCM International IV, Ltd., a Cayman Islands limited company (“UGP IV”), and K. David Chao (“Chao”), Dixon R. Doll (“Doll”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP IV, the general partner of DCM IV and Aff IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.  UGP IV, the general partner of GP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.  Chao, Doll, Moran and Blaisdell are directors of UGP IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by DCM IV and Aff IV.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California  94025

ITEM 2(C)

CITIZENSHIP

DCM IV, Aff IV and GP IV are Cayman Islands exempted limited partnerships.  UGP IV is a Cayman Islands limited company.  Doll, Moran and Blaisdell are United States citizens.  Chao is a Japanese citizen.

CUSIP NO. 921564100 13 G Page 11 of 16

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

American Depositary Shares (ADS)

Each ADS represents an ownership interest in one ordinary share.  The Reporting Persons currently hold ordinary shares, which may be deposited with the depositary for ADSs.

CUSIP # 921564100

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒  Yes

CUSIP NO. 921564100 13 G Page 12 of 16

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Please see Item 5.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 921564100 13 G Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

DCM IV, L.P.

By:  DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:

K. David Chao

Director

DCM AFFILIATES FUND IV, L.P.

By:  DCM INVESTMENT MANAGEMENT IV, L.P.

Its General Partner

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:

K. David Chao

Director

DCM INVESTMENT MANAGEMENT IV, L.P.

By:  DCM INTERNATIONAL IV, LTD.

Its General Partner

By:

K. David Chao

Director

DCM INTERNATIONAL IV, LTD.

By:

K. David Chao

Director

CUSIP NO. 921564100 13 G Page 14 of 16

K. DAVID CHAO

By:

K. David Chao

DIXON R. DOLL

By:

Dixon R. Doll

PETER W. MORAN

By:

Peter W. Moran

THOMAS BLAISDELL

By:

Thomas Blaisdell

CUSIP NO. 13 G Page 15 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 13 G Page 16 of 16

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of VanceInfo Technologies, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.